FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56
Authorized Capital Publicly-Held Company

NOTICE TO THE MARKET

     Companhia Brasileira de Distribuição (“CBD” or “Company”) hereby announces to the market the following related to the installment payment by the Company’s subsidiary, Mandala Empreendimentos e Participações S.A. (“Mandala”) of the purchase price of shares issued by Globex Utilidades S.A. (“GUSA”).

1. Pursuant to the Share Purchase Agreement executed on June 7, 2009 between on the one hand, Mandala and Keene Investment Corporation S.A., Parvest – Participação e Administração Ltda., Tamarac Investment, LLC, Blue Springs Holdings, LLC, Linnetsong Investments Ltd., LLC and Phillimore Holdings LLC (the “GUSA’s Controlling Shareholders”), on the other hand and Wilkes Participações S.A.(“Wilkes”) and CBD as intervening parties, as subsequently amended (the “Agreement”), the purchase price of shares issued by GUSA then held by GUSA’s Controlling Shareholders was R$9.4813 per share, R$4.2942 paid in cash and R$5.871 to be paid by installments in the 4th anniversary of the operation closing date, adjusted according to the CDI variation, in the period between the 90th day after the execution date of the Agreement and the effective date of payment, pro rata temporis (the “Credit”).

1.1. In addition, according to the Agreement, Mandala had to offer to GUSA’s minority shareholders (the “GUSA’s Minority Shareholders”) the right to adhere to the terms and conditions of the Agreement, by selling their shares to Mandala for a price corresponding to 80% of the purchase price per share paid to GUSA’s Controlling Shareholders, in the amount of R$7.5850 per share, R$3.4353 were paid in cash and R$4.1497 will be paid by installments, and this installment also referred to as “Credit”.

2. The Agreement also sets forth that the Board of Directors of CBD would call a General Shareholders’ Meeting of CBD and its agenda to include the approval of the Company’s capital stock increase up to R$664,361,840.00, by issuing 16,609,046 non-voting Class B preferred shares (the “Class B Shares”), subject to a lock-up period (the “Lock-Up Period”) and the mandatory conversion into the Company’s Class A shares, as per schedule below:

(i) 32% of total Class B Shares issued will be converted within five (5) consecutive days, as of the ratification date of capital increase, i.e., September 28, 2009;
(ii) 28% of total Class B Shares issued will be converted on January 7, 2010;
(iii) 20% of total Class B Shares issued will be converted on July 7, 2010; and
(iv) 20% of total Class B Shares issued will be converted on January 7, 2011.

3. GUSA’s Controlling Shareholders and all GUSA’s Minority Shareholders adhering to the Agreement should be required to subscribe Class B Shares, whose preemptive rights would be assigned by Wilkes, as well as eventual unsold Class B Shares resulting from shares not subscribed by CBD’s shareholders. Also pursuant to the Agreement, the Class B Shares would be fully paid-up by using the Credit, accrued by 10% once exercised the subscription option of Class B Shares.

4. On July 6, 2009, the General Shareholders’ Meeting of the Company approved the aforementioned capital stock increase, exclusively by means of the issue of Class B Shares, at R$40.00 per share (the “Capital Increase”). The Class B shares issued due to the Capital Increase could be subscribed: (i) by CBD’s shareholders, by exercising their preemptive rights in the subscription of new Company shares and paid-up in cash, in domestic currency; (ii) by GUSA’s Controlling Shareholders and to be paid-up by capitalizing the Credit held thereby; and (iii) by GUSA’s Minority Shareholders adhering to the Agreement, these shares also to be paid-up by capitalizing the Credit held thereby.

5. Once expired the terms provided for in the Agreement, one hundred and twenty (120) GUSA’s Minority Shareholders opted for adhering to the Agreement, so that to sell their shares issued by GUSA to Mandala. Thus, in view of the aforementioned adhesion, GUSA’s Minority Shareholders jointly declared the Credit in the total amount of R$142,517,539.00 to be used in the subscription and payment of Class B Shares. In addition, pursuant to the Agreement, GUSA’s Controlling Shareholders are holders of Credit, in the amount of R$496,193,966.00.

5.1. Therefore, due to the amount of Credits, GUSA’s Minority Shareholders adhering to the Agreement could subscribe 3,562,938 Class B Shares and GUSA’s Controlling Shareholders could subscribe 12,404,849 Class B Shares.

5.2. Nevertheless, as the Agreement sets forth, if as a result of the exercise of preemptive right in the subscription of Class B Shares by CBD’s shareholders, the amount of Class B Shares issued within the scope of Capital Increase is not sufficient to use the entire Credit held by GUSA’s Controlling Shareholders and by GUSA’s Minority Shareholders, the portion of Credit not used in the subscription and payment of Class B Shares by GUSA’s Controlling Shareholders and GUSA’s Minority Shareholders would be paid in cash, in domestic currency, within ten (10) business days as of the ratification of capital increase, by using the amount resulting from the payment of Class B Shares by CBD’s shareholders.

6. After elapsing the forty-five (45) day preclusive term for the exercise of preemptive right for the subscription of Class B Shares by CBD’s shareholders, as well as the term to distribute unsubscribed Class B shares, as provided for in item b of paragraph 7 of Article 171 of the Brazilian Corporation Law, we verified that 11,935,446 Class B Shares were subscribed by CBD’s minority shareholders, so that 4,673,600 Class B Shares remain to be distributed between GUSA’s Controlling Shareholders and GUSA’s Minority Shareholders adhering to the Agreement.

7. Thus, considering that, as a result of the exercise of preemptive right in the subscription of Class B Shares by CBD’s shareholders, the amount of remaining Class B Shares, composed of Wilkes’ assignments of subscription rights and unsold shares for subscription and payment by GUSA’s Controlling Shareholders and GUSA’s Minority Shareholders is not sufficient to use the entire Credit held thereby, the Company announces that the remaining 4,673,600 Class B Shares will be distributed between GUSA’s Controlling Shareholders and GUSA’s Minority Shareholders, proportionally to the Credit held by each one against Mandala, corresponding to 3,630,824 Class B Shares to GUSA’s Controlling Shareholders and 1,042,776 Class B Shares to GUSA’s Minority Shareholders.

7.1. Therefore, the amount of Credit held by GUSA’s Controlling Shareholders and GUSA’s Minority Shareholders will be paid as follows:

(i) 29.2689348% in Class B Shares, distributed proportionally to the Credit held by each shareholder against Mandala;

(ii) 70.7310652% in domestic currency, proportionally to the Credit held by each shareholder against Mandala, as follows:

a) GUSA’s Controlling Shareholders will receive on October 2, 2009 the amount of R$ 350,961,006.40, referring to the portion of Credit not used in the subscription and payment of Class B Shares; and

b) GUSA’s Minority Shareholders will receive on October 2, 2009, the amount of R$ 100,806,493.30, referring to the portion of Credit not used in the subscription and payment of Class B Shares.

8. In addition, pursuant to the Agreement, except for the first release of Lock-Up Period to occur on September 28, 2009, if on each release date of Class B Shares Lock-Up Period, as per conversion schedule indicated in item 2 above, the market value of Class A Shares, calculated according to the weighted average price by volume at each trading session, at 15 trading sessions of BM&FBOVESPA immediately preceding each date of conversion, is less than the price per Class A Share of forty reais (R$40.00), duly adjusted according to the CDI rate variation, as of June 7, 2009 until the respective release date of Lock-Up Period, Mandala shall pay to GUSA’s Controlling Shareholders and GUSA’s Minority Shareholders an amount corresponding to said difference, per subscribed Class B Share (the “Difference”).

9. Finally, we inform that in relation to Class B Shares that will be converted on September 28, 2009, the difference amount is R$3.6927 per Class B Share, duly adjusted according to the CDI variation as of June 7, 2009, as set forth in the Agreement.

São Paulo, September 18, 2009.

____________________________________
Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 18, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.